Industrias Bachoco Announces Fourth Quarter and Full Year 2017 Results

CELAYA, Mexico, Jan. 31, 2018 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the fourth quarter ("4Q17") and 2017 year ("2017") results ending December 31, 2017. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("$").

HIGHLIGHTS- 2017

  Net sales increased 5.9% in 4Q17 and 11.6% in year 2017.
  EBITDA margin was 7.1% for 4Q17 and 10.9% for the whole year.
  Earnings per basic and diluted share totaled $2.46 for 4Q17 and $8.07 for the year.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated "With 4Q17 we ended a year of excellent results with historically high; net sales, EBITDA and earnings per share, among others. All of this, despite the challenges we faced in the fourth quarter.

In Mexico, during the first part of the quarter, we observed oversupply conditions in the chicken industry, leading to lower prices than we expected. However, by the end of the quarter, we observed a recovery in the demand and a better balance between supply and demand.

In the US, we observed similar prices to 4Q16 for poultry, despite an industry growing at slightly higher rates than normalized levels during the fourth quarter.

We reached an increase in total sales of 5.9% in 4Q17 when compared to 4Q16, and an EBITDA of $1,074.3 million, lower than the EBITDA of the same quarter of 2016. For the fourth quarter, our EBITDA margin was 7.1% and our earnings per basic and diluted share were $2.46

We continue working on the integration of our recent acquisitions, Albertville Quality Foods and La Perla, in order to capitalize the synergies as fast as we can.

For the full year of 2017, we increased total sales by 11.6%, our EBITDA grew 9.4%, and earnings per share of $8.07; the highest amounts in the company's history.

We continued with our growth plans as our CAPEX reached $3,479.3 million for the year, including acquisitions.

Our financial structure continued strong as we ended the quarter with a net cash of $11,979.7 million, which will allow us to continue supporting our growth plans".

EXECUTIVE SUMMARY
The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2016.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	4Q17	4Q16	Change
	$	$	$	%
Net sales	15,039.1	14,206.6	832.6	5.9
Net sales in Mexico	10,268.4	10,266.9	1.4	0.0
Net sales in the U.S.	4,770.7	3,939.6	831.1	21.1

NET SALES BY SEGMENT
In millions of pesos	4Q17	4Q16	Change
	$	$	$	%
Net sales	15,039.1	14,206.6	832.6	5.9
Poultry	13,562.0	12,734.2	827.8	6.5
Other	1,477.1	1,472.4	4.8	0.3

NET VOLUME SOLD BY SEGMENT
In tons			Change
	4Q17	4Q16	Volume	%
Total sales volume:	585,965	550,991	34,974	6.3
Poultry	461,653	442,246	19,406	4.4
Others	124,312	108,744	15,568	14.3

The Company's 4Q17 net sales totaled $15,039.1 million, $832.6 million or 5.9% more than $14,206.6 million reported in 4Q16. The increase is a mainly result of more volume sold when compared to 4Q16.

In 4Q17, sales of our U.S. operations represented 31.7% of our total sales; this compares with 27.7% it represented in 4Q16. Most of the increase comes from the integration of Albertville Quality Foods (AQF).

GROSS PROFIT
In millions of pesos	4Q17	4Q16	Change
	$	$	$	%
Cost of sales	12,808.8	11,885.9	923	7.8
Gross profit	2,230.4	2,320.7	(90)	(3.9)
Gross margin	14.8%	16.3%	-	-

In 4Q17, the cost of sales totaled $12,808.8 million, $923 million or 7.8% higher than $11,885.9 million reported in 4Q16. The increase in cost of sales is mainly attributed to higher volume sold and a mix effect, due to higher percentage of our US operation as we integrated AQF.

The gross profit was $2,30.4 million with a gross margin of 14.8% in 4Q17. The gross profit is higher than the $2,320.7 million reported in 4Q16 and lower than the gross margin of 16.3% reported in 4Q16.

Selling, general and administrative expenses ("SG&A")
In millions of pesos
	4Q17	4Q16	Change
	$	$	$	%
Total SG&A	1,510.2	1,321.9	188.3	14.2

Total SG&A expenses in 4Q17 were $1,510.2 million, $188.3 million or 14.2% more than the $1,321.9 million reported in 4Q16, this increase is due mainly to higher volume sold and one-time expenses in our US operation as part of the AQF integration process. Total SG&A expenses as a percentage of net sales represented 10.0% in 4Q17 compared to 9.3% in 4Q16.

other income (expense), net
In millions of pesos	4Q17	4Q16	Change
	$	$	$	%
Other income (expense), net	45.4	18.4	27.0	147.3

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

The main difference, when compared to 4Q16, is related to fiscal incentives reported in 4Q17.

OPERATING INCOME
In millions of pesos	4Q17	4Q16	Change
	$	$	$	%
Operating income	765.6	1,017.2	(251.6)	(24.7)
Operating margin	5.1%	7.2%	-	-

Operating income in 4Q17 totaled $765.6 million with an operating margin of 5.1%, a decrease when compared to operating income of $1,017.2 million and a 7.2% operating margin reported in 4Q16.

NET FINANCIAL INCOME
In millions of pesos	4Q17	4Q16	Change
	$	$	$	%
Net Financial Income	527.3	327.0	200.2	61.2
Financial Income	579.7	353.2	226.5	64.1
Financial Expense	52.4	26.1	26.3	100.5

In 4Q17, the Company reported net financial income of $527.3 million, compared to income of $327.0 million reported in the same period of 2016.

TAXES FOR THE PERIOD
In millions of pesos	4Q17	4Q16	Change
	$	$	$	%
Total Taxes	(182.6)	379.7	(562.3)	(148.1)
Income tax	46.1	266.2	(220.2)	(82.7)
Deferred income tax	(228.7)	113.4	(342.1)	(301.6)

Total taxes for the 4Q17 were ($182.6) million, compared with total taxes of $379.7 million in the same period of 2016. In 4Q17 we recognize a positive effect in deferred tax as a result of the fiscal change approved by the US government at the end of the year.

NET INCOME
In millions of pesos	4Q17	4Q16	Change
	$	$	$	%
Net income	1,475.5	964.6	510.9	53.0
Net margin	9.8%	6.8%	-	-
Basic and diluted income per share[1]	2.46	1.61	0.8	-
Basic and diluted income per ADR[2]	29.47	19.30	10.2	-
Weighted average Shares outstanding[3]	599,991	600,000	-	-
[1] In pesos
[2] in pesos, an ADR equal to twelve shares
[3] In thousands of shares

The net income for 4Q17 was $1,475.5 million, representing a basic and diluted income of $2.46 pesos per share, compared with a net income of $964.6 million, $1.61 pesos of basic and diluted income per share in 4Q16. This income represents a net margin of 9.8% and 6.8% for 4Q17 and 4Q16, respectively.

EBITDA
In millions of pesos	4Q17	4Q16	Change
	$	$	$	%
Net controlling interest income	1,473.3	965.2	508.1	52.6
Income tax expense (benefit)	(182.6)	379.7	(562.3)	(148.1)
Result in associates	2.2	(0.7)	2.9	(436.8)
Net finance (income) expense	(527.3)	(327.0)	(200.2)	61.2
Depreciation and amortization	308.7	276.2	32.5	11.8
EBITDA	1,074.3	1,293.4	(219.1)	(16.9)
EBITDA Margin (%)	7.1%	9.1%	-	-
Net sales	15,039.1	14,206.6	832.6	5.9

EBITDA in 4Q17 reached $1,074.3 million, representing an EBITDA margin of 7.1%, compared to an EBITDA of $1,293.4 million in 4Q16, with an EBITDA margin of 9.1%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	2017	2016	Change
	$	$	$	%
Net Sales	58,056.5	52,020.30	6,036.2	11.6
Net sales in Mexico	41,522.9	38,582.1	2,940.8	7.6
Net sales in the U.S.	16,533.7	13,438.22	3,095.4	23.0

NET SALES BY SEGMENT
In millions of pesos	2017	2016	Change
	$	$	$	%
Net Sales	58,056.5	52,020.3	6,036.2	11.6
Poultry	52,481.5	46,852.5	5,629.0	12.0
Other	5,575.0	5,167.8	407.2	7.9

NET VOLUME SOLD BY SEGMENT

In tons			Change
	2017	2016	Volume	%
Total sales volume:	2,201,374	2,122,834	78,540	3.7
Poultry	1,723,754	1,668,633	55,122	3.3
Others	477,620	454,202	23,418	5.2

In 2017, net sales totaled $58,056.5 million, $6,036.2 million or 11.6% more than the $52,020.3 million reported in the same period of 2017. The sales increase is mainly attributed to higher volume sold and higher prices in poultry.

In 2017, sales of our U.S. operations represented 28.5% of our total sales, compared with 25.8% in 2016.

ACCUMULATED OPERATING RESULTS
In millions of pesos	2017	2016	Change
	$	$	$	%
Cost of Sales	47,536.5	42,635.1	4,901.5	11.5
Gross Profit	10,520.0	9,385.2	1,134.8	12.1
Total SG&A	5,415.8	4,847.9	567.9	11.7
Other Income (expense)	82.1	260.2	(178.2)	(68.5)
Operating Income	5,186.3	4,797.6	388.7	8.1
Net Financial Income	747.5	797.0	(49.5)	(6.2)
Income Tax	1,084.7	1,643.4	(558.7)	(34.0)
Net Income	4,849.1	3,951.2	897.9	22.7

In 2017, the cost of sales totaled $47,536.5 million, $4,901.5 million or 11.5% higher than the $42,635.1 million reported in 2016, mainly as a result of higher volume sold, higher inflation rate in Mexico and a mix effect, due to higher percentage of our US operation.

As a result, we reached a gross profit of $10,520.0 million and a gross margin of 18.1% in 2017, which is higher than $9,385.2 million of gross profit and a margin of 18.0% reached in the same period of 2016.

Total SG&A expenses in 2017 were $5,415.8 million, $567.9 million or 11.7% more than the $4,847.9 million reported in 2016. Total SG&A expenses as a percentage of sales represented 9.3% in 2017 compared to 9.3% in 2016.

In 2017, we had other income of $82.1 million, compared with other income of $260.2 million reported in 2016.

The operating income in 2017 was $5,186.3 million, which represents an operating margin of 8.9%, which is higher than the operating income of $4,797.6 million but lower than the operating margin of 9.2% in 2016.

The net financial income in 2017 was $747.5 million, lower when compared to net financial income of $797.0 million in 2016.

Total taxes were $1,084.7 million for 2017. These taxes include $1,238.5 million of income tax and ($153.8) million of deferred income taxes. This figure compares to total taxes of $1,643.4 million, which includes income taxes of $1,260.5 and $382.9 million of deferred income taxes in 2016.

All the above result in a net income of $4,849.1 million or 8.4% of net margin for 2017, which represents $8.07 pesos of earnings per share, meanwhile in 2016 the net income totaled $3,951.2 million, 7.6% of the net margin and $6.58 pesos of net income per share.

EBITDA
In millions of pesos	2017	2016	Change
	$	$	$	%
Net controlling interest profit	4,842.4	3,946.6	895.7	22.7
Income tax expense (benefit)	1,084.7	1,643.4	(558.7)	(34.0)
Result in associates	6.7	4.5	2.2	48.2
Net finance (income) expense	(747.5)	(797.0)	49.5	(6.2)
Depreciation and amortization	1,132.7	979.5	153.2	15.6
EBITDA	6,319.0	5,777.1	541.9	9.4
EBITDA Margin (%)	10.9%	11.1%	-	-
Net sales	58,056.5	52,020.3	6,036.2	11.6

EBITDA in 2017 reached $6,319.0 million, representing an EBITDA margin of 10.9%, compared to an EBITDA of $5,777.1 million in 2016, with an EBITDA margin of 11.1%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	Dec. 31st, 2017	Dec. 31st, 2016	Change
	$	$	$	%
TOTAL ASSETS	51,582.3	45,090.5	6,491.8	14.4
Cash and cash equivalents	17,240.1	15,651.5	1,588.6	10.1
Accounts receivable	3,639.5	3,778.0	(138.5)	(3.7)
TOTAL LIABILITIES	15,910.7	14,874.3	1,036.4	7.0
Accounts payable	4,754.7	3,836.4	918.3	23.9
Short-term debt	3,706.4	4,597.5	(891.1)	(19.4)
Long-term debt	1,554.0	950.4	603.6	63.5
TOTAL STOCKHOLDERS' EQUITY	35,671.6	31,716.2	3,955.4	12.5
Capital stock	1,318.1	1,174.4	143.7	12.2

Cash and equivalents as of December 31st, 2017 totaled $17,240.1; $1,588.6 million more than the level we had on December 31st, 2016.

Total debt as of December 31st, 2017 was $5,260.4 million, lower when compared to $5,547.9 million reported as of December 31, 2016.

Net cash as of December 31, 2017 was $11,979.7 million, higher when compared with net cash of $10,103.6 million as of December 31, 2016.

CAPITAL EXPENDITURES
In millions of pesos	2017	2016	Change
	$	$	$	%
Capital Expenditures	3,479.3	2,459.7	1,019.5	41.4

Total CAPEX for 2017 was $3,479.3 million and $2,459.7 million in 2016. This was primarily allocated towards organic growth and productivity projects across all our facilities and as we also include here our recent acquisitions.

STOCK INFORMATION

As of December 31, 2017
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$56,172

SHARE PRICE
	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
December	95.56	89.31	93.62	60.06	56.87	57.30
November	94.10	88.07	90.75	59.15	56.64	58.02
October	102.00	93.52	94.15	67.61	58.70	58.89
September	101.53	94.02	101.53	67.29	63.28	66.50
August	95.14	88.33	94.89	64.26	59.42	63.47
July	90.99	85.13	88.76	61.95	55.76	59.81
June	86.79	84.44	86.74	57.98	54.75	57.98
May	86.98	83.69	85.28	56.43	52.81	55.00
April	86.30	82.53	84.02	54.97	52.06	53.45
March	85.84	80.23	84.97	54.55	48.32	54.24
February	83.53	79.53	80.08	49.08	46.20	47.88
January	87.48	80.47	80.98	49.02	46.42	46.43

Source: yahoo finance

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	José Antonio Cebeira	jcebeira@actinver.com.mx
BBVA BANCOMER	Miguel Ulloa	miguel.ulloa@bbva,com
GBM	Miguel Angel Tortolero	matortolero@gbm.com.mx
INTERACCIONES CASA DE BOLSA	Martin Lara	mlarap@interacciones.com
JPMORGAN	Pedro Leduc	pedro.a.leduc@jpmorgan.com

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $19.66 per USD $1.00, which corresponds to the rate at the close of December 31st, 2017, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	December 31,	December 31,
In million pesos	2017	2017	2016*

TOTAL ASSETS	2,623.7	51,582.3	45,090.5

Total current assets	1,487.9	29,252.7	26,930.4
Cash and cash equivalents	876.9	17,240.1	15,651.5
Total accounts receivable	185.1	3,639.5	3,778.0
Inventories	337.8	6,641.4	5,931.9
Other current assets	88.1	1,731.7	1,569.0

Total non current assets	1,135.8	22,329.6	18,160.1
Net property, plant and equipment	880.9	17,319.3	15,081.1
Other non current Assets	254.8	5,010.2	3,079.0

TOTAL LIABILITIES	$ 809.3	15,910.7	14,874.3

Total current liabilities	520.6	10,234.6	9,816.3
Notes payable to banks	188.5	3,706.4	4,597.5
Accounts payable	241.8	4,754.7	3,836.4
Other taxes payable and other accruals	90.2	1,773.6	1,382.4

Total long-term liabilities	288.7	5,676.1	5,058.0
Long-term debt	79.0	1,554.0	950.4
Other non current liabilities	13.9	273.3	195.0
Deferred income taxes	195.8	3,848.9	3,912.6

TOTAL STOCKHOLDERS' EQUITY	$ 1,814.4	35,671.6	31,716.2

Capital stock	67.0	1,318.1	1,174.4
Commission in shares issued	21.1	414.4	414.4
Retained earnings	1,663.2	32,697.9	28,694.6
Others accounts	60.1	1,180.6	1,378.9
Non controlling interest	3.1	60.6	53.9

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,623.7	51,582.3	46,590.5

*Audited

CONSOLIDATED STATEMENT OF INCOME
Fourth Quarter Results, ended December 31st:
-Unaudited-
	U.S. Dollar
In millions pesos	2017	2017	2016*
Net sales	$ 765.0	15,039.1	14,206.6
Cost of sales	651.5	12,808.8	11,885.9
Gross profit	113.4	2,230.4	2,320.7
SG&A	76.8	1,510.2	1,321.9
Other income (expenses), net	2.3	45.4	18.4
Operating income	38.9	765.6	1,017.2
Net finance income	26.8	527.3	327.0
Income tax	- 9.3	-182.6	379.7
Net Income	$ 75.1	1,475.5	964.6

Non-controlling interest	0.11	2.2	-0.7
Net controlling interest profit	74.9	1,473.3	965.2
Basic and diluted earnings per share	0.12	2.46	1.61
Basic and diluted earnings per ADR	1.50	29.47	19.30
Weighted average Shares outstanding[1]	599,991	599,991	600,000

EBITDA Result	$ 54.6	1,074.3	1,293.4

Gross margin	14.8%	14.8%	16.3%
Operating margin	5.1%	5.1%	7.2%
Net margin	9.8%	9.8%	6.8%
EBITDA margin	7.1%	7.1%	9.1%

1In thousands
* Audited

CONSOLIDATED STATEMENT OF INCOME
Annual Results
-Unaudited-
	U.S. Dollar
In millions pesos	2017	2017	2016*
Net sales	$ 2,953.0	58,056.5	52,020.3
Cost of sales	2,417.9	47,536.5	42,635.1
Gross profit	535.1	10,520.0	9,385.2
Selling, general and administrative expenses	275.5	5,415.8	4,847.9
Other income (expenses), net	4.2	82.1	260.2
Operating income	263.8	5,186.3	4,797.6
Net finance income	38.0	747.5	797.0
Income tax	55.2	1,084.7	1,643.4
Net income	$ 339.8	4,849.1	3,951.2

Non-controlling interest	0.3	6.7	4.5
Net controlling interest profit	247.0	4,842.4	3,946.6
Basic and diluted earnings per share	0.41	8.07	6.58
Basic and diluted earnings per ADR	4.93	96.8	78.9
Weighted average Shares outstanding[1]	599,998	599,998	599,980

EBITDA Result	$ 321.4	6,319.0	5,777.1

Gross margin	18.1%	18.1%	18.0%
Operating margin	8.9%	8.9%	9.2%
Net margin	8.4%	8.4%	7.6%
EBITDA margin	10.9%	10.9%	11.1%

1In thousands
* Audited

CONSOLIDATED STATEMENT OF CASH FLOW
In million of pesos
-Unaudited-

	U.S. Dollar	Diciembre 31,
	2017	2017	2016*

NET MAJORITY INCOME BEFORE INCOME TAX	$ 246.6	5,933.8	5,594.6

ITEMS THAT DO NOT REQUIRE CASH:	-	-	-

ITEMS RELATING TO INVESTING ACTIVITIES:	89.5	516.6	294.3
Depreciation and others	57.7	1,075.8	925.7
Income (loss) on sale of plant and equipment	2.3	41.9	(157.2)
Other Items	29.5	(601.1)	(474.2)

ITEMS RELATING TO FINANCING ACTIVITIES:	-	-	-

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	336.1	6,450.4	5,888.9
CASH GENERATED OR USED IN THE OPERATION:	(33.2)	(931.4)	(2,968.6)
Decrease (increase) in accounts receivable	(10.7)	159.4	(1,145.2)
Decrease (increase) in inventories	(25.3)	(437.0)	(562.9)
Decrease (increase) in accounts payable	68.2	108.1	(48.2)
Decrease (increase) in other liabilities	(65.4)	(761.9)	(1,212.2)

NET CASH FLOW FROM OPERATING ACTIVITIES	302.9	5,519.0	2,920.3

NET CASH FLOW FROM INVESTING ACTIVITIES	(234.6)	(3,718.5)	(1,740.3)
Acquisition of property, plant and equipment	(177.0)	(2,131.8)	(2,792.3)
Proceeds from sales of property plant and equipment	1.5	35.2	278.3
Other Items	(59.2)	(1,621.8)	773.6

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	68.3	1,800.6	1,180.0

Net cash provided by financing activities:	12.5	(212.0)	(817.4)
Proceeds from loans	273.6	5,378.9	2,320.5
Principal payments on loans	(216.0)	(4,246.1)	(2,670.5)
Dividends paid	(39.7)	(780.0)	(780.0)
Other items	(5.4)	(564.8)	312.5
Net increase (decrease) in cash and equivalents	80.8	1,588.6	362.6

Cash and investments at the beginning of year	$ 796.1	15,651.5	15,288.9
CASH AND INVESTMENTS AT END OF PERIOD	$ 876.9	17,240.1	15,651.5

*Audited

DERIVATIVES POSITION REPORT

Fourth Quarter 2017
Thousands of Mexican Pesos, as of december 31, 2017
TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			4Q-2017		3Q-2017		4Q-2017	3Q-2017
Forward Vanilla	Hedge	$ 231,548	$ 19.66		$ 18.18		$ -8,030	$ -63,253	in 2018	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 84,151	CORN		CORN		-$ 3,329	$ 638	in 2018
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					Dec-17	$ 3.553
			Mar-18	$ 3.508	Mar-18	$ 3.763
			Sep-18	$ 3.748
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
					Dec-17	$ 315.8
					Jan-18	$ 317.8
			Mar-18	$ 316.8
Options of Corn	Hedge	$ 16,410	CORN		CORN		$ 172	-$ 2,237	in 2C018
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Mar-18	$ 3.508
			May-18	$ 3.590	Dec-17	$ 3.553
			Jul-18	$ 3.678	Jan-18	$ 3.763
Options of soybean meal	Hedge	$ 33,150	SOYBEAN MEAL		SOYBEAN MEAL		$ 227	$ 1,157	in 2018
			In USD per ton		In USD per ton
			month	price	month	price
			Mar-18	$ 316.8	Dec-17	$ 315.8
			May-18	$ 323.1	Jan-18	$ 317.8
			Jul-18	$ 325.3	Mar-18	$ 312.7

-The total financial instruments do not exceed 5% of total assets as of December 31, 2017.
-The notional value represents the net position as of December 31, 2017 at the exchange rate of Ps. 19.66 per one dollar.
-A negative value means an unfavorable effect for the Company.

NOTES

-The total financial instruments do not exceed 5% of total assets as of December 31st, 2017.
-The notional value represents the net position as of December 31st, 2017 at the exchange rate of Ps. 19.66 per dollar.
-A negative value means an unfavorable effect for the Company.

PROBABLE SCENARIO

Fourth Quarter 2017
Thousands of Mexican Pesos, as of december 31, 2017								PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
		Reference Value
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forwards Vanilla	-$ 8,030	$19.17	$ 20.15	$ 20.64	Direct	-$ 13,837	-$ 2,223	$ 3,584
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	-$ 3,329	$ 3.332	$ 3.683	$ 3.858	The effect will materialize as the inventory is consumed	-$ 7,537	$ 879	$ 5,087
Futures of Soybean Meal: (2)		$ 301.0	$ 332.6	$ 348.5
Options for Corn	$ 172	$ 3.332	$ 3.683	$ 3.858		-$ 63	$ 545	$ 1,072
Options of Soybean Meal	$ 227	$ 301.0	$ 332.6	$ 348.5		-$ 1,431	$ 1,885	$ 3,542

(1)The reference value is the exchange rate of Ps. $19.66 per USD as of December 31, 2017.
(2)The reference values are; the future of corn for March 2017, $3.5075 USD/bushel and the future of soybeanmeal for March 2018, $316.80 USD/ton.
All the evaluations are performed according with the corresponding future, here only the first month futures are shown.
(3)The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company.

Fourth Quarter 2017
Thousands of Mexican Pesos, as of december 31, 2017										STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla	-$ 8,030	$9.83	$14.74	$24.57	$29.49	Direct	-$124,170	-$66,100	$50,040	$108,110

CONFERENCE CALL INFORMATION

The Company will host its fourth quarter 2017 earnings call, Thursday, February 1st, 2018 at 9:00 am Central Time (10:00 am ET).

To participate in the earnings call, please dial:
Toll free in the U.S.: 1 (888) 771-4371
Toll free in Mexico: 001 866 779 0965
Toll Local Mexico: 52 55 6722 5257
Toll in the Brazil: 0800 761 0710
A current list of available local and international free phone telephone numbers:
http://web.meetme.net/r.aspx?p=12&a=UYfXmGmsPDcoKk
Confirmation Number: 46283414

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 25,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

CONTACT: Maria Guadalupe Jaquez, maria.jaquez@bachoco.net, or Andrea Guerrero Flores, andrea.guerrero@bachoco.net, both of Industrias Bachoco, T. +52(461)618 3555